August 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (716)625-8673

Mr. Paul J. Kolkmeyer
President and Chief Executive Officer
First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York  14095-0514

**Re:     First Niagara Financial Group, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2005**
**File No. 000-23975**

Dear Mr. Kolkmeyer:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,


Donald A. Walker
Senior Assistant Chief Accountant